Lance Whitney, Information Technology, USA; Steve Walmsley, Environment, Health & Safety, UK; Christopher Wain, Process Development, UK; Ted Wilson, Finance, New Zealand; Annie Theunissen, Supply & Demand, The Netherlands; James Wang, Sales & Marketing, Taiwan; Lutz Všllger, Technical Operations, Taiwan; Marie-Lou ZÖgraggen, People Development, Switzerland; Esnaini Subari, Finance, Malaysia; Jo'lle T ruilh , Finance, France; Hongbin Zhang, Sales & Marketing, Switzerland; Linda Walters, Human Resources, South Africa; Marc Vertonghen, Supply Chain, Belgium; Josef Puhr, Production, Austria; Maureen Walsh, Site Engineering, UK; Frank Wan, Research & Development, China; Holly Xiong, Sales & Marketing, China; Maarten Zuiderduin, Account Management, Belgium; Renate Uebelher, Business Services, Austria; Ken Tan, Sales, Australia; Alan Stevenson, Supply & Demand, UK; Josef Schimann, Engineering, Austria; Astrid S‡nchez, Supply Chain, Panama; Eduard Puigvehi, Sales & Marketing, Spain; Antoni Pradas, Supply Chain, Spain; Haijiang Pan, Production, China; Erin Osborne, Engineering, Australia; Junaidi Muhamad Zen, Technical Center, Singapore; Gurses Oner, Sales & Marketing, Turkey; Aldo Oliveira, Technical Purchasing, Brazil; Zhongyi Mou, Engineering, China; Bruno Martini, Sales & Marketing, Austria; Ian Macefield, Sales & Marketing, UK; Ronald Visser, Sales & Marketing, Belgium; Lynn Lyons, Research & Development, UK; David Kryl, Production, China; Melissa Jackaman, Technical Operations, Australia; Andy He, Sales & Marketing, China; Ivanov Konstantin, Sales, Austria; Ellen Groombridge, Accounting & Control, UK; Maria Gavrilidou, Supply Chain, Greece; H ctor Galicia, Automation, Mexico; Dawn Foley , Quality Assurance, UK; Araceli Flores, Purchasing, Mexico; Paul Ferrier, Manufacturing, UK; Bob Eveland, Technical Operations, USA; Celso Duarte, Supply Chain, Brazil; Shiquan Ding, Production, China; Brian Davidson, Finance, Canada; John Danily, Environment, Health & Safety, Australia; Christine Dalkrani, Finance, Greece; Frank Crisafio, Technical Operations, Australia; Felipe Coca, Environment, Health & Safety, Mexico; Harald Chrobaczek, Research & Development, Germany; Su Lee Chong, Sales & Marketing, Singapore; Wai Kit Cheong, Account Management, Malaysia; Russell Brown, Account Management, Australia; Gerhard Bert, Sales & Marketing, Germany; Scott Bai, Account Management, China; Carla Atsma, Technical Services, The Netherlands; Wouter Alluyn, Ciba Expert Services, Belgium; Mar'a Teresa Alegr'a, Environment, Health & Safety, Mexico; Marco Breschi, Sales & Marketing, South Africa; Gunna Ahmed, Demand, Supply & Inventory, UK; Nico Aelmans, Research & Development, Belgium; Stephen Adkins, Research & Development, UK; Thomas Boss, Finance & Control, Bahrain; Giorgio Macor, Business Development, Italy; Severin MŸller, Ciba Expert Services, Switzerland; Maria Li, Sales & Marketing, China; Tiina Luttikhedde, Research & Development, Finland; Robina Tuxford, Administration, Australia; Viktor Kramer, Production, Germany; Asli Sagkol, Production, Germany; Mia Lindstršm, Technical Operations, Finland; Willa Washington, Site Infrastructure Services, USA; Guillermo Vazquez, Production, Mexico; Karen Nichols, Voice & Video, USA; Silvia Gouveia, Customer Technical Services, Brazil; Margot Clauss, General Client Services, Switzerland; Ranjan Jain, Purcha

HALF YEAR 2005

India; Hector Carrillo, Maintenance, Mexico; Doug Braham, Tec

Services, Australia; Devan Govender, Technical Services, South Africa; Rob Farrugia, Technical Operations, Australia; Isabel Hirschmuller, Sales & Marketing, Switzerland; Simon Lawrence, Product Safety, Switzerland; Frank Guo, Business Development, China; Petros Anastasiou, Finance, Greece; Marcos Vega, Supply Chain, Mexico; Sandra Troncon, Customer Services, Belgium; Bill Abey, Accounting, Australia; Brenda Ambrose, Supply Chain, USA; Anders And n, Accounting, Sweden; Malu Arrioja, Process & Technology, Mexico; Jutta Kern, Group Communications, Switzerland; Stephen Scammell, Sales & Marketing, Australia; Ester Blom, Maintenance & Engineering, The Netherlands; Bert Broek, Sales, Belgium; Aycan Ergec, Sales & Marketing, Turkey; Christine Frost, Finance, Australia; Oliver von Allmen, Controlling, Switzerland; Avesha Gounden, Supply Chain, South Africa; Erman Ergin, Sales & Marketing, Turkey; Jane Azzopardi, Supply Chain, Australia; Barbro Guse, Sales & Marketing, Sweden; Andrey Inozemtsev, Sales Management, Ukraine; Beatrice LŠchler, Human Resources, Switzerland; Karl Lagman, Production, New Zealand; Annika Loeb, Supply Chain, Sweden; Adriano Morais, Facility Management, Portugal; Keith Parker, Sales, Australia; Robert Atanasovski, Production, Australia; Tim Adams, Information Technology, USA; Helen Aggelidis, Finance, Australia; Elizabeth Am zquita, Process & Technology, Mexico; Jos Luis Arellano, Site Ser vices, Mexico; Steven Xu, Business Support Center, China; Camille Bovy, Information Technology, The Netherlands; Karine Adhumeau, Marketing Communications, Switzerland; Noorul Azwin, Purchasing & Logistics, Malaysia; Tom Barber, Regulatory Services, USA; Thorsten Bauer, Business Development, The Netherlands; Fabrice Bauters, Sales, Belgium; Michael Beyer, Finance, Australia; Jay Bezek, Supply Chain, USA; Pelle Bles, Finance, The Netherlands; Glenda Bodenheimer, Ciba Expert Services, USA; Rob Bos, Quality Control, The Netherlands; Khalid Boughardain, Marketing, Belgium; Cheryl Vermaak, Supply Chain, South Africa; Chir Bours, Technical Center, The Netherlands; Madeline Tan, Sales & Marketing, Singapore; Diana Lagalante, Marketing Communications, Switzerland; Debbie Braham, Customer Care, Australia; Pierre Braken, Research & Development, The Netherlands; Jason Atkinson, Information Technology, Australia; Enid Bonilla, Supply Chain, USA; Sibel Can, Research & Development, Turkey; Stuart Carliell, Finance, South Africa; Ismail ,er iogùlu, Sales & Marketing, Turkey; John Lee, Supply Chain, China; John Cromb, Information Technology, Belgium; Yves Christiaens, Sales Management, Benelux; Frank Colaci, Account Management, Australia; Wendy Cromhout, Information Management, South Africa; Eric Danton, Supply Chain, Australia; Frank Decabooter, Research & Development, Belgium; Mattias Landgren, Supply Chain, Sweden; Scott Bower, Production, USA; Graham Dickinson, Environment, Health & Safety, Australia; Fikret Durmuşoğlu, Sales & Marketing, Turkey; Matthew Domingue, Information Technology, Australia; Ondina Fernandes, Supply Chain, Portugal; Arturo Vergara, Human Resources, Mexico; Gudrun Fors n, Finance, Sweden; Lars Hjortsberg, Sales, Sweden; Fernando Ribeiro, Sales, Portugal; Alie Boschma, Business Control, The Netherlands; Artur Rocha, Supply Chain, Portugal; Max Schweizer, Sales & Marketing, Singapore; Dean Zhou, Strategic Sourcing, China; Louis Tsai, Sales, Taipei; Marianne Bruun, Supply Chain, Sweden; John Gerring, Human Resources, Australia

Ciba

Financial Statements

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 2

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(in millions of Swiss francs, except share and per share data)

SIX MONTHS ENDED JUNE 30,	NOTES	2005	2004

Net sales		3 649	3 405

Cost of goods sold		(2 587)	(2 291)

Gross profit		1 062	1 114

Selling, general and administrative		(612)	(625)

Research and development		(151)	(140)

Amortization of other intangible assets	3	(28)	(17)

Income (loss) from earnings of equity affiliates		1	(2)

Restructuring charges (i)	8	(50)	0

Operating income		222	330

Interest expense		(70)	(70)

Interest income		12	13

Other financial income (expense), net		1	(14)

Income from continuing operations before income taxes and minority interest		165	259

Provision for income taxes		(46)	(55)

Minority interest		(3)	(3)

Income from continuing operations		116	201

Income from discontinued operations, net of tax	7	30	0

Net income		146	201

Earnings per share, basic and diluted	6

Continuing operations		1.76	3.03

Discontinued operations		0.46	0.00

Net income per share		2.22	3.03

Weighted average shares outstanding, basic and diluted		65 599 868	66 327 883

(i)	Restructuring charges, net of taxes of CHF 14 million, would be CHF 36 million.
See notes to condensed consolidated financial statements

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 3

CONSOLIDATED BALANCE SHEETS
(in millions of Swiss francs, except share and per share data)

		(UNAUDITED)
		JUNE 30,	DECEMBER 31,
	NOTES	2005	2004

Assets

Current assets

Cash and cash equivalents		779	1 614

Short-term investments		7	22

Accounts receivable, net		1 189	1 064

Inventories	2	1 565	1 292

Prepaid and other current assets		461	390

Total current assets		4 001	4 382

Property, plant and equipment, net		3 113	3 015

Goodwill		1 703	1 561

Other intangible assets, net	3	845	823

Financial investments		134	180

Other assets		1 065	1 045

Total assets		10 861	11 006

Liabilities and shareholders’ equity

Current liabilities

Accounts payable		605	634

Short-term debt		261	559

Income taxes payable		143	116

Accruals and other current liabilities		870	831

Total current liabilities		1 879	2 140

Long-term debt		2 943	2 917

Deferred income taxes		418	424

Other liabilities		1 330	1 306

Total liabilities		6 570	6 787

Minority interest		78	68

Shareholders’ equity	5

Common stock (i)		69	212

Additional paid-in capital		3 989	4 127

Retained earnings		933	853

Accumulated other comprehensive loss		(374)	(567)

Treasury stock, at cost (ii)		(404)	(474)

Total shareholders’ equity		4 213	4 151

Total liabilities and shareholders’ equity		10 861	11 006

(i)	Par value CHF 1 per share (December 31, 2004: par value CHF 3 per share), 79 064 617 shares authorized and 69 064 617 shares issued at June 30, 2005; 80 826 617 shares authorized and 70 826 617 shares issued at December 31, 2004.

(ii)	June 30, 2005: 4 106 574 treasury shares; December 31, 2004: 4 686 272 treasury shares.
See notes to condensed consolidated financial statements

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 4

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in millions of Swiss francs)

SIX MONTHS ENDED JUNE 30,	2005	2004

Cash flows from operating activities

Net income	146	201

Deduct income from discontinued operations, net of tax	(30)	0

Income from continuing operations	116	201

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:

Depreciation and amortization	208	183

Deferred income taxes	(36)	(7)

Restructuring charges	50	0

Restructuring payments	(22)	0

Loss (gain) on sale/disposal of assets, net	(29)	0

Minority interest and other non-cash items, net	(45)	48

Changes in operating assets and liabilities:

Short-term investments	15	1

Accounts receivable, net	(49)	(120)

Inventories	(167)	(65)

Accounts payable	(57)	21

Other operating assets and liabilities	(88)	(140)

Net cash (used in) provided by operating activities	(104)	122

Cash flows from investing activities

Capital expenditures	(108)	(110)

Proceeds from sale of assets	34	2

Sale (acquisition) of businesses, net of cash	(32)	(684)

Loans and other long-term assets	(22)	(4)

Net cash used in investing activities	(128)	(796)

Cash flows from financing activities

Decrease in short-term debt, net	(79)	(12)

Repayments of long-term debt	(272)	(2)

Dividends paid	(66)	0

Capital reduction paid	(130)	(197)

Treasury stock transactions	(93)	(172)

Other	(1)	1

Net cash used in financing activities	(641)	(382)

Effect of exchange rate changes on cash and cash equivalents	38	(20)

Net decrease in cash and cash equivalents	(835)	(1 076)

Cash and cash equivalents, beginning of year	1 614	2 386

Cash and cash equivalents, end of June	779	1 310

Supplemental cash flow information

Cash paid for interest	(133)	(133)

Cash paid for income taxes	(59)	(68)

See notes to condensed consolidated financial statements

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)
(in millions of Swiss francs)

				ACCUMULATED
		ADDITIONAL		OTHER COM-	TREASURY STOCK
	COMMON	PAID-IN	RETAINED	PREHENSIVE	UNRESERVED	RESERVED
	STOCK	CAPITAL	EARNINGS	LOSS	SHARES	SHARES	TOTAL

Balance at December 31, 2004	212	4 127	853	(567)	(70)	(404)	4 151

Net income			146				146

Currency translation adjustments				192			192

Other				1			1

Comprehensive income			146	193			339

Capital reduction paid	(138)	8					(130)

Cash dividends declared and paid			(66)				(66)

Share cancellation	(5)	(157)				162	0

Treasury stock transactions		1			(77)	(15)	(91)

Other		10					10

Balance at June 30, 2005	69	3 989	933	(374)	(147)	(257)	4 213

Balance at December 31, 2003	433	4 210	541	(493)	(67)	(379)	4 245

Net income			201				201

Currency translation adjustments				49			49

Other				(1)			(1)

Comprehensive income			201	48			249

Capital reduction paid	(213)	16					(197)

Share cancellation	(8)	(110)				118	0

Treasury stock transactions		2			6	(176)	(168)

Other		11					11

Balance at June 30, 2004	212	4 129	742	(445)	(61)	(437)	4 140

See notes to condensed consolidated financial statements

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 6

CONDENSED BUSINESS SEGMENT DATA (UNAUDITED)
(in millions of Swiss francs, except percentages)

SIX MONTHS ENDED JUNE 30,	2005	2004

Net sales

Plastic Additives	936	953

Coating Effects	897	950

Water & Paper Treatment	1 170	811

Textile Effects	646	691

Total net sales	3 649	3 405

Operating income

Plastic Additives	121	110

Coating Effects	121	161

Water & Paper Treatment	57	62

Textile Effects	25	45

Corporate and other expenses (b)	(102)	(48)

Total operating income	222	330

Depreciation and amortization

Plastic Additives	45	48

Coating Effects	53	52

Water & Paper Treatment	80	50

Textile Effects	27	27

Corporate	3	6

Total depreciation and amortization	208	183

Adjusted EBITDA(a)

Plastic Additives	166	158

Coating Effects	174	213

Water & Paper Treatment	137	112

Textile Effects	52	72

Corporate (b)	(99)	(42)

Total adjusted EBITDA(a)	430	513

Operating income margin

Plastic Additives	13.0%	11.5%

Coating Effects	13.5%	17.0%

Water & Paper Treatment	4.9%	7.6%

Textile Effects	3.8%	6.5%

Operating income margin	6.1%	9.7%

Adjusted EBITDA(a) margin

Plastic Additives	17.7%	16.6%

Coating Effects	19.4%	22.4%

Water & Paper Treatment	11.7%	13.9%

Textile Effects	8.0%	10.5%

Adjusted EBITDA(a) margin	11.8%	15.1%

(a)	Adjusted EBITDA is calculated as operating income plus depreciation and amortization. In financial statements published prior to June 30, 2005, the Company referred to adjusted EBITDA as EBITDA.

(b)	Restructuring charges of CHF 50 million for the six months ended June 30, 2005 (zero for the six months ended June 30, 2004) apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.
See notes to condensed consolidated financial statements
The Company is organized into four reporting segments: Plastic Additives, Coating Effects, Water & Paper Treatment and Textile Effects. The Company’s reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.
     The Company evaluates the performance of its reportable segments based on operating income as well as adjusted EBITDA.
DESCRIPTION OF SEGMENTS
The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and industrial lubricants. The Segment’s service business provides customers with product application solutions.
     The segment Coating Effects is a leading global manufacturer of organic pigments and functional dyes as well as the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments and functional dyes as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, information storage, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.
     The segment Water & Paper Treatment serves the paper and water treatment as well as the detergents and hygiene industries. The Segment offers products and services to the global paper and board industry. Its ‘effect chemicals’ provide solutions to increase paper mill productivity and improve appearance, handling and performance of paper and board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore the Segment provides whiteners for detergents and hygiene effects for a variety of personal care products.
     The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment’s products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 7

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in millions of Swiss francs, except share and per share data)
1. BASIS OF PRESENTATION
These condensed consolidated financial statements have been prepared from the unaudited records of Ciba Specialty Chemicals Holding Inc. and its subsidiaries (the “Company”) in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information and accordingly, do not include all information and footnotes required by U.S. GAAP for complete financial statements. For further information refer to the Notes to Consolidated Financial Statements included in the Financial Review of the 2004 Annual Report. In the opinion of management, these interim condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated statements of income, balance sheets and cash flows for the interim periods presented. Certain minor reclassifications to the 2004 financial statements have been made to conform to the 2005 presentation.
2. INVENTORIES

(UNAUDITED)
	JUNE 30, 2005	DECEMBER 31, 2004

Raw materials	246	196

Work in process and finished goods	1 319	1 096

Total	1 565	1 292

Work in process and finished goods are shown net of allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 47 million as of June 30, 2005 and CHF 46 million as of December 31, 2004.
3. OTHER INTANGIBLE ASSETS
Other intangible assets by major class consist of the following:

	GROSS		NET
	CARRYING	ACCUMULATED	CARRYING
JUNE 30, 2005 (UNAUDITED)	VALUE	AMORTIZATION	VALUE

Developed technology and know-how	833	(202)	631

Patents	86	(20)	66

Trademarks and tradenames	13	(1)	12

Minimum pension liability — intangible asset	9	—	9

Other	147	(20)	127

Total	1 088	(243)	845

DECEMBER 31, 2004

Developed technology and know-how	782	(179)	603

Patents	84	(15)	69

Trademarks and tradenames	11	(1)	10

Minimum pension liability — intangible asset	8	—	8

Other	145	(12)	133

Total	1 030	(207)	823

The intangible asset related to the minimum pension liability is not subject to amortization. For the remaining other intangible assets, for the first six months of 2005, amortization amounted to CHF 28 million (2004: CHF 17 million). Based on the other intangible asset values at June 30, 2005, future other intangible asset amortization expense is expected to be as follows: six months from July to December 2005: CHF 29 million; full years, 2006: CHF 55 million, 2007: CHF 53 million, 2008: CHF 51 million, 2009: CHF 49 million; 2010 and thereafter CHF 599 million.
4. RETIREMENT BENEFITS
The components of net pension expense for the Company’s defined benefit pension plans for the six months ended June 30, 2005 and 2004 were as follows:

(UNAUDITED)	2005	2004

Service cost	58	43

Interest cost	88	89

Expected return on plan assets	(96)	(104)

Amortization of prior service cost	1	1

Other (gains), losses and amortization, net	8	0

Total net pension expense	59	29

5. SHAREHOLDERS’ EQUITY
At the Company’s Annual General Meeting on March 3, 2005, the shareholders approved a dividend payment to the shareholders of CHF 1 per share, based on 2004 results, and a payment in the form of a capital reduction of CHF 2 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 3 per share to CHF 1 per share. The dividend payment, which totaled CHF 66 million, was made on March 8, 2005, and the capital reduction payment was made on May 18, 2005, totaling CHF 130 million (2004: CHF 197 million paid on May 14, 2004).
     The Annual General Meeting also approved the cancellation of 1 762 000 shares of treasury stock that were purchased in 2004 (2004: 1 303 500 shares cancelled that were purchased in 2003) under the Company’s share buyback program.
     The Company purchased, net of sales, 1 182 302 shares of treasury stock in the first half of 2005 (purchased, net of sales, 1 833 806 shares in the first half of 2004) at market prices or, in the instance of sales of treasury stock in connection with the Company’s employee stock plans, at the respective exercise prices.
     The components of accumulated other comprehensive loss in the accompanying consolidated balance sheets are as follows:

	(UNAUDITED)
	JUNE 30,	DECEMBER 31,
	2005	2004

Currency translation adjustment	(297)	(489)

Minimum pension liability, net of tax	(78)	(78)

Other, net of tax	1	0

Accumulated other comprehensive loss	(374)	(567)

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 8

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in millions of Swiss francs, except share and per share data)
6. EARNINGS PER SHARE
For the six months ended June 30, 2005 and 2004, there was no difference between the weighted average number of shares outstanding for the purposes of computing basic and diluted earnings per share.
     For the six months ended June 30, 2005, the calculation of diluted earnings per share excluded 1 516 915 stock options outstanding (2004: 1 802 345 options), which have exercise prices between CHF 83 and CHF 160 (2004: CHF 83 and CHF 179), as their inclusion would have been antidilutive.
7. CONTINGENCIES
CONTINGENCIES
The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.
     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.
     In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by the Huntsman Group) initiated a pension-related lawsuit. The supreme court ruled in the Company’s favor in June 2005 resulting in the release of previously established reserves totaling CHF 30 million, net of income taxes of CHF 10 million.
     In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a claim from the New Jersey Department of Environmental Protection for alleged natural resource damages (see “Environmental Matters” below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see “Litigation Matters” below).
GUARANTEES
In the normal course of business, the Company has provided certain trade and other guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of June 30, 2005, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 4 million of which CHF 3 million expire in 2005 and CHF 1 million expire in 2006 or thereafter.
     In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At June 30, 2005 the Company had issued CHF 31 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the ‘Environmental Matters’ section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of June 30, 2005, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 12 million (December 31, 2004: CHF 12 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (December 31, 2004: CHF 1 million).
ENVIRONMENTAL MATTERS
Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.
     Under the Company’s agreement with Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).
     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time and/or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.
     The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.
     At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is estimated to take up to another five years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.
     In 2003, the Company’s subsidiary in the United States received a letter

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 9

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in millions of Swiss francs, except share and per share data)
from the New Jersey Department of Environmental Protection (“NJDEP”) seeking to begin discussions on natural resource damage liability issues (“NRDs”) at the Toms River site for alleged injury to ground-water. The subsidiary is engaged in on-going settlement discussions with the State to see if it can reach a mutually beneficial settlement to avoid litigation. If a mutual agreement cannot be reached and NJDEP decides to initiate litigation, the Company believes that it has significant defenses to these potential NRD claims.
     The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The planning and remediation effort could require up to fifteen years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.
     In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicher-heit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of June 30, 2005, no remedial actions have been defined or required in a legally binding form.
     In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.
LITIGATION MATTERS
Two class action lawsuits were filed in 2002 and 2003 against the Company’s subsidiary in the United States and other chemical suppliers in two separate state courts in West Virginia relating to the sales of certain products to coal preparation plants. The major claim in both cases is a request for medical monitoring on behalf of a class of workers in coal preparation plants due to exposure to residual acrylamide in products manufactured by the Company and several other defendants. There are also a few personal injury allegations. The Supreme Court of West Virginia recently issued a decision ordering that all future proceedings in the two cases be coordinated and remanded both cases to the same judge. The judge was given discretion on how best to coordinate those proceedings. Both cases are currently in discovery.
     Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. Finally, the Company has sufficient insurance coverage for these claims to prevent them from having a material adverse effect on its financial position or results of operations.
8. RESTRUCTURING CHARGES
In 2004, the Company implemented Project Shape, which is primarily designed to adapt and optimize production and the support organization of the segment Water & Paper Treatment following the acquisition of Raisio Chemicals, and to accelerate the shift of focus in segment Textile Effects to growth regions in Asia by reducing its European presence. The program involves the closure of manufacturing facilities in the UK and Italy and the rightsizing of plants in Europe and the United States.
     During the six months ended June 2005, the Company expanded the scope of Project Shape and also accelerated the timing of certain elements of the project resulting in expected costs increasing by CHF 87 million from CHF 174 million to CHF 261 million before taxes. Of these amounts, employee severance costs increased by CHF 54 million from CHF 93 million to CHF 147 million due to the number of reductions of positions having increased by 320 to approximately 1 270. In addition, asset impairment charges increased by CHF 18 million from CHF 55 million to CHF 73 million and other costs increased by CHF 15 million from CHF 26 million to CHF 41 million. The CHF 73 million expected asset impairment charges are net of anticipated gains on assets to be disposed of in connection with Project Shape.
     Total Project Shape costs incurred since inception through June 30, 2005 are CHF 130 million, of which CHF 50 million were incurred during the six months ended June 30, 2005. Of the expected cost for employee severance, CHF 48 million has been recognized since inception, of which CHF 31 million was recognized during the six months ended June 30, 2005. Of the expected charge for impairment, CHF 61 million has been recognized since inception, of which CHF 11 million was recognized during the six months ended June 30, 2005. Of the expected cost for other, CHF 21 million has been recognized since inception, of which CHF 8 million was recognized during the six months ended June 30, 2005.

FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained in these Half Year Financial Statements are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 10

CONTACT INFORMATION

Ciba Specialty Chemicals Inc.
Klybeckstrasse 141
CH-4002 Basel
Switzerland
Tel. +41 61 636 1111
Fax +41 61 636 1212
Internet Address
www.cibasc.com
Group Communications
For media inquiries,
please contact:
Headquarters
Switzerland
Thomas Gerlach
Tel. +41 61 636 4444
Fax +41 61 636 3019
Investor Relations
For investor or analyst inquiries,
please contact:
Headquarters
Switzerland
Matthias A. Fankhauser
Tel. +41 61 636 5081
Fax +41 61 636 5111
Siegfried Schwirzer
Tel. +41 61 636 5084
Fax +41 61 636 5111
Share Register
To report shareholder
address or other changes,
please contact:
Share Register
Ciba Specialty Chemicals Holding Inc.
P.O. Box
CH-4002 Basel Switzerland
Tel. +41 61 636 5791 or
       +41 61 636 3559
Fax +41 61 636 5243

These financial statements are published in both English and German.
© Ciba Specialty Chemicals Inc. 2005

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland	Value beyond chemistry

HALF YEAR FINANCIAL STATEMENTS 2005	Ciba Specialty Chemicals 11